Lescarden Inc.
420 Lexington Ave.
Suite 212
New York, NY 10170

April 1, 2009

Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Lescarden Incorporated response to February 9, 2009 letter from Angela Crane

Dear Ms. Crane,

Abbreviated amendments to Form 10K dated May 31, 2008 and 10Q dated 8/31/08

1.
We have filed abbreviated amendments to Form 10K dated 5/31/08 and Form 10Q dated 8/31/08 and removed the title of the certifying individual from the beginning of the certification and refer to Item 601(b)(31) of Regulation S-B in paragraph 4b.  Our auditors removed a reference to the May 31, 2007 balance sheet in the Goldstein Golub Kessler, LLP audit opinion included in the Company’s May 31, 2008 10K because the May 31, 2007 balance sheet is not presented in the filing.  We feel this audit opinion is consistent with SAS 58 and AU Section 508.33-34 because there is no requirement to include an audit opinion on prior period financial statements not presented in the current audited financial statements.

Note 5.  Commitments and contingencies, page F-10 Form 10K

2.
The sub-license agreement with Smith & Nephew was brought about by the termination of our license agreement with Valeant Pharmaceuticals on January 19, 2007 (discussed in Part 1, Item 1 under Distribution, Europe of the 2007 and 2008 10K).  Pursuant to the terms of the sub-license agreement, Smith & Nephew has the exclusive right to distribute Catrix wound care in Spain until June 2009 at which time the sublicense agreement terminates.  The license agreement with NanoAsia signed in January 2008 grants NanoAsia exclusive rights to sell Catrix wound care in Thailand for a period of 10 years. Given the uncertainties surrounding the timing and amount of orders from both Smith & Nephew and NanoAsia, it is difficult to quantify the impact these agreements will have on the company’s future results of operations and financial condition.  Given the substance of these agreements (i.e. to grant territorial exclusivity to the licensees) we have concluded that these agreements do not represent material commitments or contingencies.

Form 10Q for the period ended November 30, 2008, MD&A, Results of operations

3.
Other income of $30,183 was recorded in November 2008 upon receipt of a payment from Catalent, the former packager of Catrix products, in settlement of all claims arising from the packager’s decision to discontinue involvement with bovine trachea and other animal source products.  The company reached an agreement with Catalent that provided for payments to Lescarden in exchange for a release from any and all claims arising from Catalent’s decision to discontinue its relationship with Lescarden.  The company feels the payments received in connection with the settlement agreement and release signed in November 2008 are properly recorded as revenue upon receipt of the settlement payments.  According to FASB Statement of Financial Accounting Concept No. 5, revenue is recognized when a transaction occurs and 1) the revenue is realized or realizable and 2) the revenue is earned. Revenue from a transaction must meet both criteria in order to be recognized. Revenue is generally considered realized when cash is received for the sale of a product or performance of a service—Lescarden provided a release to Catalent as the sole consideration for the settlement payments. Revenue is generally earned when a legally enforceable exchange takes place (e.g., consideration has been tendered in exchange for the release).  On December 17, 2003, the SEC issued SAB 104, “Topic 13(A)  Selected Revenue Recognition Issues:” and has also issued guidelines that the two criteria are met when all of the following criteria are established (which form the basis for the company’s policy regarding the recognition of revenue):

• Persuasive evidence of an arrangement exists.
• Delivery has occurred or services have been rendered.
• The seller’s price to the buyer is fixed or determinable.
• Collectability is reasonably assured.
The agreement entered into in November 2008 outlining the terms of the settlement and payment amounts was considered adequate evidence that an arrangement exists.  The Company’s release to Catalent was included in the signed settlement agreement as a condition of settlement.  The Company’s receipt of a $30,183 check in November 2008 and the final settlement payment in December 2008 pursuant to the terms of the settlement agreement support the conclusions that the price was fixed and determinable and that the collectability was reasonably assured given that the Company has no further obligations regarding the terms of the settlement agreement.

We believe that recognizing revenue for the settlement payments is consistent with company policy because it satisfies the criteria in SAB 104.

Very truly yours,

William E. Luther
Chief Executive and Chief Financial Officer
Lescarden Incorporated